FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE	Tomás González
tgonzalez@endesa.cl
For further information contact:
Jaime Montero	Irene Aguiló
Investor Relations Director	iaguilo@endesa.cl
Endesa Chile
(56-2) 634-2329	Peter Chamberlain
jfmv@endesa.cl	ptcm@endesa.cl

ENDESA CHILE ANNOUNCES CONSOLIDATED RESULTS FOR
THE PERIOD ENDED DECEMBER 31, 2005

(Santiago, Chile, January 26, 2005) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the period ended December 31, 2005. All figures are in constant Chilean pesos and are in accordance with the Chilean Generally Accepted Accounting Principles (Chilean GAAP) as required by Chilean authorities (FECU). December 2005 figures have been adjusted by the year-to-year CPI variation of 3.6% . The figures expressed in US Dollars for both periods were calculated based on the December 31, 2005 exchange rate of 512.5 pesos per dollar.

The consolidated financial statements of Endesa Chile for such period include all of its Chilean subsidiaries, as well as its Argentine subsidiaries (Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A), its Colombian subsidiaries (Central Hidroeléctrica de Betania S.A. and EMGESA) and its Peruvian subsidiary (Edegel).

Highlights for the Period

The net income of Endesa Chile for 2005 was US$ 215.9 million, an increase of 27.4 % over the US$ 169.4 million obtained in 2004. This reflects the company’s improved operating income for the year.

Operating income in 2005 was US$ 770.5 million, an increase of 3.3 % with respect to the US$ 746.0 million produced in 2004 and explained by an important improvement of the results in Chile and Brazil, despite of the deconsolidation of Cachoeira Dourada in the fourth quarter of 2005. This improved result was partially offset by reduced results in Argentina, due to the impact of the export business to Brazil, while Colombia and Peru maintained similar operating results to 2004. It should be mentioned that the better operating income in the second half of 2005 amply covered the 7.2 % lower operating income produced in the first half, demonstrating the strong recovery in the second half.

The consolidated EBITDA, or operating income plus depreciation and amortization, of Endesa Chile was US$ 1,105.4 million in 2005, a 13.8 % increase over 2004 despite the de-consolidation of Cachoeira Dourada in the last quarter. The distribution of EBITDA by country, adjusted by ownership in each country, shows that Chile contributes 66.7%, Colombia 12.9%, Peru 7.0 % and Argentina 6.2%, with Brazil contributing 7.2 % until September.

3

The most important events of 2005 were:

Within the good performance in Chile, which operationally represents close to 50% of the company’s consolidated result, the following factors should be noted:

  the modifications to the Chilean Electricity Law, defined in the “Short Law II”, have led to increased regulated generating tariffs to levels more in line with the reality of Chile’s electricity system costs and international prices for fossil fuels, as well as the recognition of the uncertainty of natural gas supplies from Argentina.

  the relevance for the company of having first-class hydroelectric generating installations which have to a large degree been the generating support for the SIC.

  the improved hydrology from June 2005 onward, which has enabled most of the reservoirs to recover their historic water levels and permitted reductions in thermal generation, thus recovering from the low margin produced in the first half.

  the importance of the 690 MW of capacity that Ralco has contributed to the system, reaching a 9.2% of the SIC total generation, in a scenario of demand growth and shortages of natural gas, is evidence to support our clear position in favor of hydroelectric plants as the main source of energy for Chile, given the abundance of this natural and local resource, always with the maximum concern and worry for the environment.

  during 2005 Endesa Chile broke Chile’s generating record with a level of 18,764 GWh. In August, the hydroelectric generation record was broken. This high level of generation was achieved because of the good condition of the plants, with a high percentage utilization, which have been able to operate at their maximum capacity, and also the good hydrology that has allowed the reservoirs to recover.

Regarding the performance in Chile and in the foreign countries, it is possible to emphasize:

  a commercial policy consisting of the company’s generating mix and the market conditions in which it operates has permitted the improvement in operating results in recent years, enabling Endesa Chile to face the future in good shape.

  the capacity of the company in Chile and in its foreign subsidiaries to refinance their debts demonstrate the consolidated and recognized position of the company in the different markets in which it operates, permitting substantial reductions in the company’s consolidated financial expenses.

Consolidated sales in 2005 amounted to US$ 2,191.3 million, an increase of 5.0 % over the year before and an improvement of US$ 103.8 million. Physical sales for the year amounted to 55,884 GWh, representing in growth of 4.6 % comp ared to 2004. Taking a comparative year 2004 that excludes the last quarter of Cachoeira Dourada, sales would have shown growth of 6.1% .

The cost of sales in 2005 amounted to US$ 1,345.6 million which represents an increase of 5.8 % over 2004. Electricity generation amounted to 50,122 GWh, compared to 47,366 GWh in 2004; this includes a 9.2 % increase in consolidated hydroelectric production and a 26.5% of higher hydroelectric generation in Chile.

The higher consumption and average price of fuels for thermal generation earlier in the year explain this increase in costs, amounting to US$ 299.3 million, i.e. a rise of 24,2 % compared to 2004. In addition, energy tolls and transport costs increased by 3.9 % or US$ 11.4 million mainly as a result of an increase in the respective cost of our subsidiaries in Colombia, due to higher contracts with unregulated customers.

TABLE OF CONTENTS

HIGHLIGHTS FOR THE PERIOD	1
TABLE OF CONTENTS	3
CONSOLIDATED INCOME STATEMENT (Chilean GAAP, Thousand US$)	4
CONSOLIDATED INCOME STATEMENT (Chilean GAAP, Million Ch$)	5
MAIN EVENTS DURING THE PERIOD	6
OPERATING INCOME	8
NON OPERATING INCOME	10

CONSOLIDATED BALANCE SHEET ANALYSIS	11
Assets (Chilean GAAP, Thousand US$)	11
Assets (Chilean GAAP, Million Ch$)	11
Liabilities (Chilean GAAP, Thousand US)	12
Liabilities (Chilean GAAP, Million Ch$)	12
Financial Debt Maturities with Third Parties	13
Ratios	14

CONSOLIDATED BALANCE SHEET (Chilean GAAP)	15
Assets (Million Ch$, Thousand US$)	15
Liabilities and shareholder’s equity (Million Ch$, Thousand US$)	16

CONSOLIDATED CASH FLOW (Chilean GAAP)	17
Consolidated cash flow (Thousand US$)	17
Consolidated cash flow (Million Ch$)	17

CONSOLIDATED CASH FLOW FROM FOREIGN OPERATIONS (Chilean GAAP)	17
Cash flow (Million US$)	17

CONSOLIDATED CASH FLOW (Chilean GAAP)	18
Cash flows originated from operating activities (Million Ch$, Thousand US$)	18
Cash flows originated from financing activities (Million Ch$, Thousand US$)	18
Cash flows originated from investing activities (Million Ch$, Thousand US)	18

MOST IMPORTANT CHANGES IN THE MARKETS WHERE THE COMPANY OPERATES	19

MARKET RISK ANALYSIS	21

EXCHANGE AND INTEREST RATE RISK ANALYSIS	22

BUSINESS INFORMATION. MAIN OPERATING FIGURES IN GWh	23

ENDESA CHILE’S OPERATING REVENUES AND EXPENSES
BREAK DOWN BY COUNTRY (Chilean GAAP)	25

ENDESA CHILE’S OPERATING INCOME BREAK DOWN BY COUNTRY (Chilean GAAP)	26

ENDESA CHILE’S OWNERSHIP STRUCTURE	27

CONFERENCE CALL INVITATION	28

Consolidated Income Statement (Chilean GAAP, thousand US$)

Table 1.1

(Chilean GAAP, Thousand US$)

	As of December	As of December	Variation	%Var.
	2004	2005

Operating Revenues	2,087,489	2,191,295	103,807	5.0%
Operating Expenses	(1,271,887)	(1,345,560)	(73,672)	(5.8%)

Operating Margin	815,601	845,736	30,134	3.7%

SG&A	(69,630)	(75,273)	(5,643)	(8.1%)

Operating Income	745,971	770,462	24,492	3.3%

Net Interest Income (Expense)	(359,105)	(318,521)	40,583	11.3%
Interest Income	30,144	30,345	201	0.7%
Interest Expense	(389,249)	(348,866)	40,383	10.4%
Net Income from Related Companies	38,818	26,477	(12,341)	(31.8%)
Equity Gains from Related Companies	38,993	41,705	2,713	7.0%
Equity Losses from Related Companies	(175)	(15,228)	(15,054)	(8625.1%)
Net other Non Operating Income (Expense)	(56,690)	(39,622)	17,068	30.1%
Other Non Operating Income	103,584	64,937	(38,647)	(37.3%)
Other Non Operating Expense	(160,274)	(104,559)	55,715	34.8%
Positive Goodwill Amortization	(2,958)	(2,666)	292	9.9%
Price Level Restatement	4,470	2,572	(1,899)	(42.5%)
Exchange differences	41,703	29,075	(12,628)	(30.3%)

Non Operating Income	(333,762)	(302,686)	31,076	9.3%

Net Income before Taxes, Min. Interest and Neg.
Goodwill Amortization	412,209	467,777	55,567	13.5%

Income Tax	(188,859)	(179,423)	9,436	5.0%
Extraordinary Items	-	-	-
Minority Interest	(86,523)	(102,378)	(15,854)	(18.3%)
Negative Goodwill Amortization	32,549	29,874	(2,675)	(8.2%)

NET INCOME	169,376	215,850	46,474	27.4%

Consolidated Income Statement (Chilean GAAP, Million Ch$)

Table 1.2

(Chilean GAAP, Million Ch$)

	As of December	As of December
	2004	2005	Variation	%Var.

Operating Revenues	1,069,838	1,123,039	53,201	5.0%
Operating Expenses	(651,842)	(689,599)	(37,757)	(5.8%)

Operating Margin	417,996	433,439	15,444	3.7%

SG&A	(35,686)	(38,578)	(2,892)	(8.1%)

Operating Income	382,310	394,862	12,552	3.3%

Net Interest Income (Expense)	(184,041)	(163,242)	20,799	11.3%
Interest Income	15,449	15,552	103	0.7%
Interest Expense	(199,490)	(178,794)	20,696	10.4%
Net Income from Related Companies	19,894	13,570	(6,325)	(31.8%)
Equity Gains from Related Companies	19,984	21,374	1,390	7.0%
Equity Losses from Related Companies	(89)	(7,805)	(7,715)	(8625.1%)
Net other Non Operating Income (Expense)	(29,054)	(20,306)	8,747	30.1%
Other Non Operating Income	53,087	33,280	(19,806)	(37.3%)
Other Non Operating Expense	(82,140)	(53,586)	28,554	34.8%
Positive Goodwill Amortization	(1,516)	(1,366)	150	9.9%
Price Level Restatement	2,291	1,318	(973)	(42.5%)
Exchange differences	21,373	14,901	(6,472)	(30.3%)

Non Operating Income	(171,053)	(155,126)	15,926	9.3%

Net Income before Taxes, Min. Interest and Neg.
Goodwill Amortization	211,257	239,736	28,478	13.5%

Income Tax	(96,790)	(91,954)	4,836	5.0%
Extraordinary Items	-	-	-
Minority Interest	(44,343)	(52,469)	(8,125)	(18.3%)
Negative Goodwill Amortization	16,681	15,310	(1,371)	(8.2%)

NET INCOME	86,805	110,623	23,818	27.4%

Main events during the period

Investments

Among Endesa Chile’s investment projects under way in Chile, the company is working in the construction of the 32MW Palmucho pass-through hydroelectric plant which will take advantage of the ecological flow from the Ralco plant. The investment is planned to cost US$ 32 million and the plant’s start-up is planned for the second half of 2007.

With respect to the construction of the thermal plant adjoining San Isidro, the board of Endesa Chile, at its meeting held on December 15, agreed to approve the final note to proceed with Mitsubishi relating to the San Isidro Plant Expansion Project, to have a maximum capacity in combined cycle with liquid natural gas (LNG) of 377 MW, which is expected to start operating in open cycle on March 31, 2007. The operation in combined cycle would come into service at the end of February 2008. The investment is expected to be US$ 200 million. With this approval, the final condition has been met for the definitive start of the project. This is link to Endesa Chile’s participation in the LNG project with other generation companies to guarantee the natural gas supply to fuel the new combine cycle.

In August 2005, Endesa Eco presented to the Maule Region’s National Environmental Commission its Environmental Impact Declaration for the construction of the Ojos de Agua mini hydroelectric plant to be located some 100 kilometers from the town of Talca, in the valley of the River Cipreses, downstream from the La Invernada Lake. This mini plant will have a capacity of 9 MW and an average annual production of 60 GWh; the investment is expected to be US$ 15.5 million.

On August 11, 2005, Endesa Chile acquired directly and indirectly an additional 25 % of Compañía Eléctrica San Isidro S.A. for approximately US$ 15 million net, with which its direct and indirect shareholding in the company reaches 100 % of the share capital.

Within its long-term investment planning, Endesa Chile has begun on-site inspections and contacts with local communities and regional authorities for the development of the Aysén plants. These, involving a total installed capacity of 2,430 MW, would require an investment of around US$ 2,000 million. The projects, which are necessary for the Chilean electricity system, demonstrate the responsible and continuous commitment of Endesa Chile with the country’s development.

Regulated tariffs

In Chile in April 29, the Ministry of the Economy Decree 152 was published in the Official Gazette. This incorporates the 30% adjustment to the un-regulated customer price band. The immediate consequence of this was that the node price increased from US$ 45.40 per MWh to US$ 55.47 per MWh, applicable from June 13, 2005.

In October, the CNE (Chilean national energy commission) delivered to electricity companies the Final Report on Node Price Setting on the Central Grid System (SIC), applicable from November 1. The 30 % band around the unregulated average price again operated in the monomic price, resulting in the Alto Jahuel node price being US$ 63.36 per MWh. This price reflects the high costs of the system due to the greater cost of alternative fuels and the restrictions on natural gas from Argentina.

On December 29, 2005, the CNE reported that the node prices resulting from the indexation formula, after international oil prices fell by more than 10% compared to the oil price used in the calculation of the node prices presented in October. The new Alto Jahuel node price is US$ 59.29 per MWh, effective from the date of the report.

In Peru, Supreme Decree 038-2005-EM was published on October 8, which amended clause 124 of the Electricity Concessions Law Regulations, establishing that the fuel price to be taken into account for the setting and updating of the tariff should be the lesser of the domestic market price and the weighted reference prices used by Osinerg. The new calculation resulted in a decrease of 9.8 % compared to the previous updating.

Financing

The year 2005 was characterized for the taking of financial decisions in order to reduce financial expenses and the average cost of borrowing.

Net consolidated debt, calculated in historical dollars, declined from US$ 3,775.2 million as of December 31 2004 to US$ 3,739.3 million as of December 31 2005.

In Chile, San Isidro prepaid in April the domestic (approximately US$ 6.4 million at a fixed rate of 7.3%) and foreign (approximately US$ 38.7 million at a fixed rate of 6.63%) components of the loan with Mitsubishi Corporation. In May, Endesa Chile made a voluntary redemption of domestic bonds (Series C and D) for approximately U.F. 1.0 million (equivalent to approximately US$ 31 million of that month), which had a fixed interest coupon of 6.68 % in U.F. And, between November and December 2005, voluntary prepayments were made to the revolving facility for a total of US$ 120 million of the US$ 250 million available.

In order to repay short-term debt, Emgesa placed 210.000 million Colombian pesos (equivalent to approximately US$ 91 million) on February 23, 2005, for a term of 10 years and at an interest rate of Colombian CPI plus 5.04%.

Edegel made a series of bond issues on the domestic market during 2005 in order to refinance short-term debt and increase the average life of its debt. A total of five issues were made for approximately US$ 65 million, with terms ranging from 3 to 7 years and fixed interest rates of between 6 % and 7%.

On September 30, Endesa Costanera in Argentina reached agreement with Credit Suisse First Boston International for the refinancing of the company’s syndicated loan, amounting to US$ 30 million and for a term of 4.5 years with three year’s grace.

Sustainability, Environment and Corporate Governance

At December 31, Endesa Chile and its subsidiaries had been granted the environmental certification under the ISO 14,001 standard for its Ralco (Chile), San Antonio, Tequendama, Limonar, La Tinta, Charquito and La Junca (Colombia) plants, ending with 92.6 % of their installed capacity in Latin America certified under this international standard. Out of a total of 46 plants, equivalent to 12,383.4 MW of installed capacity, 43 have been certified for the equivalent of 12,128.5 MW. Cachoeira Dourada (Brasil), a company which since October 1 is not consolidated with Endesa Chile but which remains as a delegated management company, was granted its ISO 14,001 environmental certification in May 2005, demonstrating once again Endesa Chile’s commitment to the environment.

In September 2005, Endesa Chile obtained a result of 71 % in the 2005 evaluation made by the Sustainable Asset Management (SAM Research) agency. This reflects the excellent performance in corporate sustainability in 2004, its percentage placing it among the world’s leading companies in this matter. This evaluation places Endesa Chile thirteen percentage points over the average of companies evaluated by the research institute (58%) and eleven points above the company’s result the year before (60%).

The board of Endesa Chile, at its meeting held on July 25, 2005, accepted the resignation presented by Héctor López Vilaseco as the company’s Chief Executive Officer, effective from September 1, 2005. Rafael Mateo Alcalá was appointed as Chief Executive Officer of Endesa Chile from that date; he was previously Manager of Production and Transport. At the board meeting held on September 30, Héctor López Vilaseco was appointed a director of the company in replacement of Ignacio Blanco Fernández.

On July 25, 2005, in accomplishment of the United States Sarbanes Oxley Law, Endesa Chile has established an Audit Committee; compose by members of the board of directors. The same day, the mention committee, agreed to approve the Procedures on Ethical Channels and Claims Treatment relating to the accounting, internal control of financial information and auditing aspects, in accordance with the requirements contained in section 301 of the mention Law.

Rating Actions

On January 26, 2005, Moody’s Investor Services upgraded Endesa-Chile’s international rating from “Ba2” to “Ba1” with a “stable outlook.” The upgrade was based on the operating and financial efficiencies achieved during the last few years. On February 9, 2005, Fitch maintained the company’s international rating as “BBB-“ and changed the outlook from “stable” to “positive.” On October 14, 2005, Moody’s also changed the outlook from “stable” to “positive.” On October 26, 2005, Standard and Poor’s also changed the outlook from “stable” to “positive.”

Conclusion

Overall, Endesa Chile has demonstrated again its strength to dispose a highly-efficient investment portfolio, given the maturity of its commercial policies and the financial improvements achieved, and without sacrificing growth.

However, and precisely due to the country’s energy situation deriving from the so-called Argentine gas crisis, and also the effects caused by the Argentine energy crisis on the electricity interconnection business between Argentina and Brazil, the company remains alert to these contingencies and is focusing its efforts on minimizing the risks and taking advantage of the opportunities that these situations can produce, considering the sustained growth in regional demand for electricity, of 5.8 % in Argentina, 4.3 % in Brazil, 3.8 % in Colombia, 4.0 % in Chile and 5.0 % in Peru. A clear example of this is that Endesa Chile, besides of start the construction of San Isidro II and participates in the LNG project with other generation companies, has also begun on-site inspection work and contacts with the local communities and regional authorities for obtaining all the prior approvals for the construction of the Aysén plants, a real necessity for Chile, guarantee the mention portfolio strength and generation mix.

Operating Income

The following presents an analysis of the business by country:

In Argentina, operating income in 2005 was US$ 25.2 million, compared to US$ 69.5 million the year before. This derived principally from the operations of El Chocón as the subsidiary Endesa Costanera produced a negative contribution to the operating income of Endesa Chile of US$ 3.8 million; although under Argentine GAAP it shows an operating gain.

The reduced operating result of Endesa Costanera in 2005 is mainly explained by the accounted loss for export to Brazil, in part as a result of lower revenues mainly by the higher costs of generating energy using liquid fuels (fuel oil), caused by the dispatch of the interconnection lines to Brazil at the end of the first half of 2005 as a result of delayed rainfalls in the southern part of that country. Operating revenue of Endesa Costanera fell by 4.6 % to US$ 228.8 million mainly explained by the application of a negative provision to sales revenues of the export business and to a lower effect by the application to the Technical Bulletin N°64. Physical energy sales volumes of Endesa Costanera increased by 6.2 % during 2005 reaching 8,466 GWh, compared to 7,973 GWh the previous year.

The El Chocón hydroelectric plant partially compensated the reduced operating result of Endesa Costanera due to an increase in operating income of US$ 17.0 million mainly explained by US$ 17.2 million of increased sales due to the better hydrology recorded in the Comahue zone and the rise in energy sales prices as a direct result of the recognition of higher natural gas prices on the wholesale electricity market. Physical energy sales of El Chocón amounted to 4,113 GWh in 2005, a 13.3 % increase over the previous year.

Endesa Chile ceased consolidation of accounting figures of Cachoeira Dourada, contributing this asset to Endesa Brazil S.A., a project that intends to capitalize growing opportunities in the Brazilian market. Jointly with Endesa Internacional, Enersis and Chilectra, which have contributed their respective assets in that country, we have formed a holding company called Endesa Brasil S.A. creating the third largest private entity in the Brazilian market. Endesa Chile has a 37.85 % of the mention holding, this asset therefore is now reflected as a variation in the equity gains of investments in related companies of the non operating income of the company.

As a consequence of the ceased consolidation of Cachoeira Dourada since October 1st 2005, consolidated results of 2005 include only the result of the period January – September of the brazilian generation company. Commercial and market conditions were very favorable for Cachoeira during 2005, allowing that the first nine months results of the year 2005 were higher than the whole of 2004 in a 25,2%, reaching US$ 36.2 million, in comparison with US$ 28.9 million for the whole of 2004.

Operating income in Chile reached US$ 368.8 million in 2005, 21.9 % higher than in 2004. Sales increased by 13.1%, from US$ 945.2 million to US$ 1,069.3 million, as a result of the increase in the node price following the application of the “Short Law II” as from June 13, 2005, and also the favorable hydrology in the second half of the year, especially during the June-September period. Physical energy sales of the company and subsidiaries in Chile amounted to 20,731 GWh, equivalent to 12.3 % growth over 2004. Thermal generation amounted to 3,002 GWh, a reduction of 1,333 GWh from the year before. However, the costs related to this kind of generation increased significantly as a result of the restrictions on natural gas from Argentina. This situation worsened during the second quarter because of the delay in the rains that finally began in June.

In Colombia, operating income reached US$ 235.2 million in 2005, US$ 4.2 million less than in 2004. The reduced hydrology that predominated during the year in the Guavio zone forced Emgesa to reduce its hydroelectric generation by 4.3 % and to increase its thermal generation compared to 2004. Operating revenues of Emgesa declined by US$ 6.9 million compared to the previous year, principally due to a 2.0 % fall in physical energy sales. This was offset by a reduction in the cost of sales of Emgesa by US$ 7.9 million, mainly explained by US$ 16.1 million of lower costs incurred in purchases of energy and capacity. Betania reported a 13.4%

increase in production compared to 2004, which enabled it to increase its physical energy sales by 8.0%, thus increasing its sales by US$ 3.6 million. On the other hand, Betania’s cost of sales increased by US$ 6.3 million, mainly due to US$ 7.3 million of higher costs for purchases of energy and capacity, a reflection of the higher average spot market price during the year.

In Peru, Edegel’s operating income in 2005 was US$ 105.0 million, 0.4 % lower than in 2004. Sales were down by US$ 19.8 million due to a lower average electricity sales price, which in Chilean pesos decreased 13.8% . This was compensated by a reduction in cost of sales of US$ 20.8 million due to lower fuel costs and purchases of energy and capacity as 2004 was a dry hydrology year in Peru, and also due to the use of natural gas from Camisea instead of diesel which permitted thermal electricity to generate at a much lower variable cost. Physical energy sales increased by 6.3%, increasing significantly the sales to regulated customers.

Non-Operating Income

The consolidated non-operating result for 2005 was a negative US$ 302.7 million, compared to a loss of US$ 333.8 million in 2004, which has favorably affected the company’s net income compared to the previous year. The principal variations in the non-operating result are:

Consolidated financial expenses reduced by US$ 40.4 million, from US$ 389.2 million in 2004 to US$ 348.9 million in 2005, as a result of reduced debt and the appreciation of the Chilean peso against the dollar. The higher average cash balances also increased financial income by US$ 0.2 million, from US$ 30.1 million to US$ 30.3 million.

The net result of investments in related companies decreased by US$ 12.3 million in 2005 compared to 2004, basically explained by lower net accrued results from our Brazilian associate Compañía de Interconexión Energética S.A. (CIEN), resulting from the lack of supply from Argentina to Brazil and whose contribution to Endesa Chile in 2004 amounted to US$ 13.0 million, which compares to a loss of US$ 15.0 million in 2005. It should be mentioned that, as from October 2005, Endesa Chile, through its subsidiaries Edegel S.A. and Compañía Eléctrica Cono Sur S.A., contributed their investments in Cachoeira Dourada S.A. and CIEN to the formation of the holding company Endesa Brasil S.A., receiving in exchange a 37.85 % direct and indirect shareholding in Endesa Brasil S.A. The positive result recorded in Endesa Brasil S.A. for the period October-December 2005 of US$ 25.1 million partially offsets the negative effect of CIEN. Also, the absorption by Endesa Chile of Inversiones Eléctricas Quillota S.A. in 2005 implied recognizing a reduced result of US$ 7.2 million.

Net other non-operating income and expenses show an improved result of US$ 17.1 million, basically explained by US$ 47.7 million of improvement from the conversion adjustment (Technical Bulletin No.64 of the Chilean Institute of Accountants) of our foreign subsidiaries, principally the Colombian companies Emgesa and Betania, the former Brazilian subsidiary Cachoeira Dourada S.A. and the Peruvian subsidiary Edegel S.A.A., and by US$ 25.7 million of lower provisions for the re-settlement of energy and capacity, which were partially offset by US$ 40.7 million of higher provisions for contingencies and litigation and US$ 14.0 million of reduced results from the liquidation of swap contracts.

Price-level restatements and exchange differences showed a net negative change of US$ 14.5 million in 2005 compared to the year before, passing from a gain of US$ 46.2 million in 2004 to one of US$ 31.6 million in 2005. This was due to the fact that during 2005, the Chilean peso appreciated in real terms against the dollar by 11.7 % compared to a real appreciation in 2004 of 8.6%.

Income tax and deferred taxes declined by US$ 9.4 million compared to 2004. Consolidated income tax amounted to US$ 179.4 million, composed of a charge of US$ 117.3 million for income tax, an increase of US$ 10.7 million over 2004 related to higher taxable income, and US$ 62.1 million of deferred taxes, which fell by US$ 20.1 million. The lower charge for deferred taxes reflects the better results of group companies with the consequent reduction in the tax loss, being basically Endesa Costanera S.A. in Argentina and the end of the legal stability agreement of Edegel in Peru, partially offset by the increase in Endesa Chile as a result of the amortization of the Ralco plant.

Consolidated Balance Sheet Analysis

The evolution of the key financial figures has been as follows:

Table 2

Assets (Thousand US$)	As of Dec. 2004	As of Dec. 2005	Variation	% Var.

Current Assets	1,101,144	555,970	(545,174)	(49.5%)
Fixed Assets	9,045,169	7,629,463	(1,415,706)	(15.7%)
Other Assets	603,141	1,325,730	722,589	119.8%

Total Assets	10,749,454	9,511,163	(1,238,291)	(11.5%)

Table 2.1

Assets (Million Ch$)	As of Dec. 2004	As of Dec. 2005	Variation	% Var.

Current Assets	564,336	284,935	(279,402)	(49.5%)
Fixed Assets	4,635,649	3,910,100	(725,549)	(15.7%)
Other Assets	309,110	679,436	370,327	119.8%

Total Assets	5,509,095	4,874,471	(634,624)	(11.5%)

At December 31, 2005, the company’s total assets declined by US$ 1,238.3 million compared to year 2004, due principally to:

Current assets decreased by US$ 545.2 million, mainly due to a reduction in cash and banks and time deposits of US$ 299.7 million, principally of the Colombian subsidiary Emgesa and Endesa Chile; and by a reduction in notes and accounts receivable from related companies of US$ 228.3 million, basically from the associate company Atacama Finance Co.

The fixed assets show a fall of US$ 1,415.7 million, mainly explained by depreciation for the year of US$ 332.6 million, the de-consolidation of Cachoeira Dourada S.A. (representing US$ 693.8 million) and the effect of the exchange rate on the fixed assets of foreign subsidiaries of approximately US$ 497.6 million, as a result of the methodology of maintaining non-monetary assets in historic dollars (in accordance with Technical Bulletin No.64 of the Chilean Institute of Accountants) in subsidiaries located in unstable countries. This is partially offset by ne w asset acquisitions of US$ 114.7 million.

Other assets show an increase of US$ 722.6 million, basically explained by an increase in investments in related companies of US$ 579.5 million, principally due to the shareholding in Endesa Brasil S.A. as from the last quarter of 2005 and higher notes and accounts receivable from related companies of US$ 174.6 million, basically of the associate Atacama Finance Co., partially compensated by a reduction in long-term debtors.

Table 3

Liabilities (Thousand US$)	As of Dec. 2004	As of Dec. 2005	Variation	% Var.

Current liabilities	868,744	1,029,784	161,041	18.5%
Long-term liabilities	4,430,260	3,454,727	(975,532)	(22.0%)
Minority interest	2,278,980	1,822,243	(456,737)	(20.0%)
Equity	3,171,470	3,204,407	32,938	1.0%

Total Liabilities	10,749,454	9,511,163	(1,238,291)	(11.5%)

Table 3.1

Liabilities (Million Ch$)	As of Dec. 2004	As of Dec. 2005	Variation	% Var.

Current liabilities	445,231	527,765	82,533	18.5%
Long-term liabilities	2,270,508	1,770,548	(499,960)	(22.0%)
Minority interest	1,167,977	933,900	(234,078)	(20.0%)
Equity	1,625,378	1,642,259	16,881	1.0%

Total Liabilities	5,509,095	4,874,471	(634,624)	(11.5%)

Current liabilities show an increase of US$ 161.0 million, principally due to an increase in bonds payable of US$ 437.1 million, following transfers from long to short term bonds of Endesa Chile and of the subsidiaries Edegel, Endesa Chile Internacional S.A. and Emgesa S.A., and to an increase in dividends payable, sundry creditors, provisions and other current liabilities of US$ 62.4 million, partially offset by a reduction in borrowings from banks and financial institutions, as a result of repayments and a reduced exchange rate, of US$ 287.8 million and a decrease in accounts payable of US$ 54.7 million.

It is important to point out that Endesa Chile has assured the necessary resources to deal with bond maturities for approximately US$ 200 million.

Long-term liabilities decreased by US$ 975.5 million due principally to reduced borrowings from banks and financial institutions and bonds payable of US$ 966.1 million, as a result of repayments, debt refinancing and transfers to short term, and also influenced by the appreciation of the Chilean peso against the dollar at the year end 2005, compared to the year 2004.

The minority interest shows a fall of US$ 456.7 million, mainly due to the effect of the capital reduction of Emgesa, purchase of San Isidro’s stake and the reduction in the equity positions of foreign subsidiaries controlled in dollars in accordance with Technical Bulletin No.64 of the Chilean Institute of Accountants.

Shareholders’ equity rose by US$ 32.9 million compared to December 2004. This is mainly explained by the increase in retained earnings of US$ 100.8 million and in the net income for the year of US$ 215.8 million, offset by the reduction in other reserves of US$ 114.3 million and dividend payments of US$ 68.6 million.

Financial Debt Maturities with Third Parties

Table 4

(Thousand US$)	2006	2007	2008	2009	2010	Balance	TOTAL

Chile	409,831	47,498	416,317	630,799	284,355	1,083,318	2,872,119

Endesa Chile (*)	409,831	47,498	416,317	630,799	284,355	1,083,318	2,872,119

Argentina	62,261	35,824	38,887	38,521	25,664	18,756	219,912

Costanera	52,662	35,824	38,887	38,521	25,664	18,756	210,314

Hidroinvest	9,599	0	0	0	0	0	9,599

Perú	73,590	94,810	28,500	40,340	10,170	28,800	276,210

Edegel	73,590	94,810	28,500	40,340	10170	28,800	276,210

Colombia	102,427	25,636	0	138,416	52,737	171,395	490,610

Emgesa	76,791	0	0	138,416	0	92,289	307,496
Betania	25,636	25,636	0	0	52,737	79,105	183,114

TOTAL	648,108	203,768	483,704	848,076	372,926	1,302,269	3,858,851

Table 4.1

(Million Ch$)	2006	2007	2008	2009	2010	Balance	TOTAL

Chile	210,038	24,343	213,363	323,285	145,732	555,201	1,471,961

Endesa Chile (*)	210,038	24,343	213,363	323,285	145,732	555,201	1,471,961

Argentina	31,909	18,360	19,929	19,742	13,153	9,612	112,705

Costanera	26,989	18,360	19,929	19,742	13,153	9,612	107,786

Hidroinvest	4,919	0	0	0	0	0	4,919

Perú	37,715	48,590	14,606	20,674	5,212	14,760	141,558

Edegel	37,715	48,590	14,606	20,674	5212.125	14,760	141,558

Colombia	52,494	13,138	0	70,938	27,028	87,840	251,437

Emgesa	39,355	0	0	70,938	0	47,298	157,592
Betania	13,138	13,138	0	0	27,028	40,541	93,846

TOTAL	332,155	104,431	247,898	434,639	191,124	667,413	1,977,661

(*) Includes: Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon
(*) 2009 includes a put option of Yankee Bond for MMUS$ 220

Table 5

Ratios	Unit	As of Dec. 2004	As of Dec. 2005	%Var.

Liquidity	Times	1.27	0.54	(57.5%)
Acid ratio test *	Times	1.18	0.46	(61.0%)
Leverage **	Times	0.97	0.89	(8.2%)
Short-term debt	%	16.4	23.0	40.1%
Long-term debt	%	83.6	77.0	(7.9%)

* Current assets net of inventories and pre-paid expenses
** Compounds to the ratio = Total debt / (equity + minority interest)

The company’s current ratio declined at December 2005 to 0.54 times, 57.5% lower than at December 2004, and the acid test ratio to 0.46 times, 61.0% below 2004. The deterioration in the current ratios is mainly explained by the reduction in current assets, basically due to the decrease in cash, time deposits and accounts receivable from related companies and the increase in current liabilities, mainly bonds payable, partially compensated by the reduction in borrowings from banks and financial institutions.

It is important to mention that the main input of hydro-facilities is water, and both snow and water reservoirs are not considered current assets in the accounting figures, but they are the main resource in the generation of liquidity.

The debt ratio at December 2005 is 1.40 times, 16.2% lower than at the end of the previous year, as a result of the company’s positive operating performance, the repayment of financial debt and the appreciation of the Chilean peso against the dollar.

Consolidated Balance Sheet (Chilean GAAP)

Table 6.1

ASSETS	Million Ch$		Thousand US$

	As of Dec. 2004	As of Dec. 2005	As of Dec. 2004	As of Dec. 2005

CURRENT ASSETS
Cash	30,705	10,023	59,913	19,557
Time Deposits	193,370	60,468	377,307	117,987
Marketable Securities	706	1,871	1,378	3,651
Accounts Receivable, net	109,252	99,540	213,174	194,225
Notes receivable	215	-	420	-
Other accounts receivable	37,302	36,655	72,784	71,522
Amounts due from related companies	152,352	35,384	297,273	69,042
Inventories, net	14,184	22,036	27,677	42,997
Income taxes recoverable	5,110	5,641	9,971	11,006
Prepaid expenses	3,332	1,612	6,501	3,145
Deferred assets	3,026	2,482	5,905	4,842
Other current assets	14,781	9,223	28,842	17,995

Total current assets	564,336	284,935	1,101,144	555,970

PROPERTY, PLANT AND EQUIPMENT
Property	48,467	45,494	94,571	88,768
Buildings and Infrastructure	5,661,718	5,014,914	11,047,255	9,785,199
Plant and equipment	1,033,399	912,210	2,016,389	1,779,923
Other assets	89,078	90,602	173,810	176,784
Technical appraisal	586,014	424,882	1,143,441	829,038
Sub - Total	7,418,676	6,488,103	14,475,466	12,659,712
Accumulated depreciation	(2,783,027)	(2,578,003)	(5,430,297)	(5,030,249)

Total property, plant and equipment	4,635,649	3,910,100	9,045,169	7,629,463

OTHER ASSETS
Investments in related companies	173,065	470,062	337,688	917,194
Investments in other companies	23,515	19,062	45,883	37,194
Positive Goodwill	20,315	17,027	39,639	33,223
Negative goodwill	(57,954)	(36,124)	(113,081)	(70,485)
Long-term receivables	36,289	26,437	70,808	51,584
Amounts due from related companies	347	89,827	676	175,273
Intangibles	29,087	25,899	56,755	50,535
Accumulated amortization	(8,670)	(8,900)	(16,917)	(17,366)
Others	93,116	76,147	181,690	148,580

Total other assets	309,110	679,436	603,141	1,325,730

TOTAL ASSETS	5,509,095	4,874,471	10,749,454	9,511,163

Consolidated Balance Sheet (Chilean GAAP)

Table 6.2

LIABILITIES AND SHAREHOLDERS' EQUITY	Million Ch$		Thousand US$

	As of Dec. 2004	As of Dec. 2005	As of Dec. 2004	As of Dec. 2005

CURRENT LIABILITIES
Due to banks and financial institutions:
Short Term	99,431	12,332	194,012	24,062
Current portion of long- term debt	89,294	28,887	174,232	56,364
Notes Payable	-	-	-	-
Current portions of bonds payable	79,422	303,448	154,971	592,093
Current portion of other long- term debt	25,632	27,704	50,013	54,057
Dividends payable	184	4,690	359	9,152
Accounts payable and accrued expenses	83,963	55,936	163,831	109,143
Miscellaneous payables	17,967	26,610	35,058	51,922
Amounts payable to related companies	6,613	7,170	12,904	13,991
Provisions	15,773	22,846	30,778	44,578
Withholdings	11,227	8,054	21,907	15,714
Income Tax	14,027	16,186	27,369	31,582
Deferred Income	226	678	441	1,322
Deferred Taxes	-	-	-	-
Other current liabilities	1,471	13,225	2,870	25,804

Total current liabilities	445,231	527,765	868,744	1,029,784

LONG-TERM LIABILITIES
Due to banks and financial institutions	260,880	162,615	509,033	317,297
Bonds payable	1,746,420	1,393,913	3,407,649	2,719,830
Due to other institutions	97,066	52,690	189,397	102,810
Accounts payable	39,381	29,470	76,840	57,502
Amounts payable to related companies	53	-	103	-
Accrued expenses	39,019	28,568	76,135	55,742
Deferred taxes	77,241	99,475	150,714	194,098
Other long-Term liabilities	10,449	3,817	20,388	7,448

Total Long-term liabilities	2,270,508	1,770,548	4,430,260	3,454,727

Minority interest	1,167,977	933,900	2,278,980	1,822,243

SHAREHOLDERS' EQUITY
Paid-in capital, no par value	1,115,201	1,115,201	2,176,002	2,176,002
Capital revaluation reserve	-	-	-	-
Additional paid-in capital-share premium	218,760	218,760	426,850	426,850
Other reserves	24,074	(34,508)	46,973	(67,334)
Total Capital and Reserves	1,358,035	1,299,453	2,649,824	2,535,518
development period of certain subsidiaries
Retained Earnings
Retained earnings	180,538	232,183	352,270	453,040
Net Income	86,805	110,623	169,376	215,850
Accumulated surplus (deficit) during development
period of certain subsidiaries	-	-	-	-

Total Retained Earnings	267,343	342,806	521,646	668,890

Total Shareholders' Equity	1,625,378	1,642,259	3,171,470	3,204,407

TOTAL LIABILITIES AND SHAREHOLDERS'
EQUITY	5,509,095	4,874,471	10,749,454	9,511,163

Consolidated Cash Flow (Chilean GAAP)

Table 7

Consolidated Cash Flow (Thousand US$)	As of Dec. 2004	As of Dec. 2005	Variation	% Var.

Operating	509,945	528,639	18,694	3.7%
Financing	(222,562)	(716,222)	(493,660)	(221.8%)
Investment	(143,371)	(107,547)	35,824	25.0%

Net cash flow of the period	144,013	(295,129)	(439,142)	(304.9%)

Table 7.1

Consolidated Cash Flow (Million Ch$)	As of Dec. 2004	As of Dec. 2005	Variation	% Var.

Operating	261,347	270,928	9,581	3.7%
Financing	(114,063)	(367,064)	(253,001)	(221.8%)
Investment	(73,477)	(55,118)	18,360	25.0%

Net cash flow of the period	73,807	(151,254)	(225,060)	(304.9%)

Main aspects of the current period on the effective cash flow statement are:
a) Operating activities generated a positive cash flow of US$ 528.6 million, an increase of 3.7% over December 2004. This is composed mainly of the net income for the year of US$ 215.8 million, plus charges to income not representing net cash flows of US$ 282.6 million, changes in assets affecting cash flows of (US$ 57.9) million, changes in liabilities affecting cash flows of (US$ 7.0) million, gains on asset sales of (US$ 7.2) million and minority interest of US$ 102.4 million.

b) Financing activities generated a negative flow of US$ 716.2 million, an increase of 221.8% over December 2004. This flow derives principally from loan and bond repayments of US$ 711.0 million, a capital reduction in subsidiaries of US$ 158.0 million, dividend payments of US$ 164.3 million and the payment of documented loans from related companies and other disbursements of US$ 83.1 million. This is offset by loans drawn and bonds issued of US$ 321.8 million and documented loans from related companies of US$ 78.3 million.

c) Investment activities generated a negative cash flow of US$ 107.5 million, mainly explained by acquisitions of fixed assets of US$ 114.7 million, documented loans to related companies of US$ 48.7 million and permanent investments and others of US$ 29.5 million, offset by the recovery of documented loans to related companies of US$ 64.5 million and sales of fixed assets and other investment income of US$ 20.9 million.

Consolidated Cash Flow From Foreign Operations (Chilean GAAP)

Table 8

Cash Flow (Million US$) (1)	Interests		Dividends		Capital Red.		Intercompany Amortiz.		Others		Total

	As of Dec.	As of Dec.	As of Dec.	As of Dec.	As of Dec.	As of Dec.	As of Dec..	As of Dec.	As of Dec.	As of Dec.	As of Dec.	As of Dec.
	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005

Argentina	11.8	11.5	-	-	0.3	-	20.0	-	-	2.1	32.1	13.6
Peru	-	-	17.6	14.1	-	-	-	-	8.5	18.3	26.1	32.5
Brazil	-	-	27.8	36.1	-	-	-	-	-	-	27.8	36.1
Colombia	22.7	-	-	-	-	-	118.0	42.6	-	-	140.7	42.6
Total	34.5	11.5	45.3	50.3	0.3	-	138.0	42.6	8.5	20.4	226.7	124.8

(1) The figures are expressed at exchange rate of $512.5 per dollar.

Consolidated Cash Flow (Chilean GAAP)

Table 9

	Million Ch$		Thousand US$

	As of Dec. 2004	As of Dec. 2005	As of Dec. 2004	As of Dec. 2005

CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES

Net income (loss) for the period	86,805	110,623	169,376	215,850

(Profit) loss in sale of assets
(Profit) loss in sale of assets	(6,558)	(3,682)	(12,797)	(7,185)
Charges (credits) which do not represent cash flows:	157,907	144,807	308,111	282,549
Depreciation	176,939	170,472	345,246	332,628
Amortization of intangibles	1,452	1,200	2,833	2,341
Write -offs and provisions	-	2,333	-	4,552
Amortization of positive goodwill	1,516	1,366	2,958	2,666
Amortization of negative goodwill (less)	(16,681)	(15,310)	(32,549)	(29,874)
Accrued profit from related companies (less)	(19,984)	(21,374)	(38,993)	(41,705)
Accrued loss from related companies	89	7,805	175	15,228
Net, price -level restatement	(2,291)	(1,318)	(4,470)	(2,572)
Net exchange difference	(21,373)	(14,901)	(41,703)	(29,075)
Other credits which do not represent cash flow (less)	(6,560)	(10,770)	(12,800)	(21,014)
Other charges which do not represent cash flow	44,800	25,304	87,414	49,374
Assets variations which affect cash flow:	19,057	(29,686)	37,185	(57,924)
Decrease (increase) in receivable accounts	(8,049)	(15,569)	(15,706)	(30,379)
Decrease (increase) in inventories	(4,080)	(9,019)	(7,961)	(17,599)
Decrease (increase) in other assets	31,187	(5,098)	60,852	(9,947)
Liabilities variations which affect cash flow:	(40,207)	(3,602)	(78,453)	(7,028)
Accounts payable related to operating results	(44,388)	(51,496)	(86,611)	(100,481)
Interest payable	8,094	1,583	15,794	3,088
Income tax payable	10,766	34,105	21,006	66,546
Accounts payable related to non operating results	(28,520)	40,161	(55,650)	78,363
Accrued expenses and withholdings	13,841	(27,954)	27,008	(54,544)
Minority Interest	44,343	52,469	86,523	102,378

Net Positive Cash Flow Originated from Operating Activities	261,347	270,928	509,945	528,639

CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES

Shares issued and subscribed	-	-	-	-
Proceeds from loans wired	268,173	85,485	523,264	166,801
Proceeds from debt issuance	98,056	79,429	191,329	154,984
Proceeds from loans obtained from related companies	3,174	40,146	6,192	78,334
Capital distribution	(10,357)	(80,954)	(20,209)	(157,960)
Other financing sources	10,502	-	20,492	-
Dividends paid	(76,491)	(84,189)	(149,251)	(164,271)
Loans, debt amortization (less)	(362,696)	(318,542)	(707,700)	(621,545)
Issuance debt amortization(less)	(32,229)	(45,837)	(62,886)	(89,438)
Amortization of loans obtained from related companies	(3,258)	(38,812)	(6,357)	(75,730)
Amortization of expenses in issuance debt	(492)	-	(960)
Other disbursements related to financing(less)	(8,444)	(3,791)	(16,477)	(7,397)

Net Cash Flow Originated from Financing Activities	(114,063)	(367,064)	(222,562)	(716,222)

CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES
Sale of fixed assets	13,892	4,228	27,106	8,250
Sale of related companies	2,650	-	5,170	-
Sale of other investments	-	-	-	-
Collection upon loans to related companies	84,980	33,078	165,815	64,543
Other income on investments	42,035	6,459	82,020	12,603
Additions to fixed assets (less)	(99,596)	(58,780)	(194,335)	(114,693)
Investments in related companies (less)	-	(8,421)	-	(16,432)
Investments in marketable securities	-	-	-	-
Loans provided to related companies(less)	(117,438)	(24,984)	(229,147)	(48,748)
Other investment disbursements(less)	-	(6,698)	-	(13,069)

Net Cash Flow Origin ated from Investment activities	(73,477)	(55,118)	(143,371)	(107,547)

Net Positive Cash Flow for the period	73,807	(151,254)	144,013	(295,129)

EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND
CASH EQUIVALENT	(9,430)	(5,535)	(18,399)	(10,801)
NET VARIATION OF CASH AND CASH EQUIVALENT	64,377	(156,789)	125,614	(305,930)
INITIAL BALANCE OF CASH AND CASH EQUIVALENT	173,776	238,154	339,076	464,690

FINAL BALANCE OF CASH AND CASH EQUIVALENT	238,154	81,365	464,69 0	158,761

Most important changes in the markets where the company operates

ARGENTINA

  On October 17, 2005, 91.4% of the creditors corresponding to the generators declared their adhesion to the definitive agreement for the construction, management and operation of two 800-MW combined -cycle projects for the re -adaptation of the MEM within the framework of Resolution SE 1427/2004. Those creditors gave their consent to the reinvestment of their credits in the FONINVEMEM those plants expected to entry into service is foreseen for December 2007 in open cycle and in July 2008 in combined cycle.

  Resolution SE 1198/2005 instructs CAMMESA to give priority to the use of gas in electricity generation. It is allowed to use liquid fuels and/or coal in the programming and economic dispatch of the ARGENTINE GRID SYSTEM (SADI) during the period from October 19, 2005 and March 31, 2006 inclusive, exclusively in situations that put supplies at risk for meeting electricity demand.

  On December 9, 2005, the Argentine and Brazilian governments signed an energy exchange agreement for the period January 2006- December 2008, basically consisting of:

•
Adapting the regulations in both countries covering electricity exports for the transitory period to allow contracts with different firm monthly capacity obligations and interruptible contracts that permit maximizing the timely exchange of energy between both countries.

•	Trying to mitigate the effects of the parties involved that are affected provided they sign transitory contracts.
  The Secretary of Energy issued Resolution 1866/2005 that establishes for a transitory period of 60 months as from December 1, 2005, the application of the Transitory Charge of 3.6 $/MWh for the forming of the Foninvemem. This charge will be applied to all the energy demand on the MEM except that declared by distributors as residential and whose consumption is below 10 kW.

CHILE

  By Resolution 759 dated 17.11.05, the National Energy Commission (CNE) extended until February 15, 2006 the term for distribution companies to send their Bases for Tendering for Electricity Supplies for their favourable report.

  On November 16, the company Gestora del Proyecto GNL S.A. was formed in which Enap, Endesa and Colbún have 23% holdings, while Metrogas and AES Gener have smaller shareholdings.

COLOMBIA

  The results of the charge for capacity for the period 2005-2006 were published. The total capacity to be remunerated for the period December 2006 -November 2007 is 8,561 MW, 1.3% more than the theoretical remunerable capacity for the period 2004-2005.

  Regarding the proposed charge for capacity, the CREG in December 2005 presented a new proposal consisting of auctions of firm 5-year energy options for existing plants and of 10 years for new plants. Other details of the proposal are: capacity is considered only as a control mechanism together with the reference price, the volume of firm energy of each plant is determined centrally through a hydro -thermal dispatch model, the firm energy options are made for three demand blo cks, and demands for contracting fuel for thermal plants are included. According to CREG’s regulatory agenda for 2006, the charge for capacity scheme should be defined in the first half of the year.

PERU

  Between October 16 and November 14, Transportadora de Gas del Perú (TGP) suspended the supply of natural gas to the generating plants of Ventanilla (Etevensa) and Santa Rosa (Edegel) due to maintenance works on the pipeline. This produced a large increase in the marginal average cost of the system.

  On October 8, the MEM, through DS 038 -2005-EM, amended clause 124 of the Electricity Concessions Law Regulations, establishing a new criterion for the application of bar tariff adjustment formulas in order that import reference prices are not the only consideration for setting liquid fuel prices. Instead, the lesser of the domestic market price and the weighted reference price published by OSINERG will be used. This decree, in its transitory provisions, required the bar tariff to be maintained until November, with no indexation.

  The Ministry of Energy and Mines published the regulations for the Import and Export of Electricity, thus establishing the legal framework for permitting the start of the electricity interconnection with Ecuador, which link was physically completed some months ago

Market risk analysis

ARGENTINA

- Hydrology: The Uruguay basin in 2005 showed an average 92% of its historic average and the tributaries of the Limay 96%, being a normal-dry year. On the other hand, the tributaries of the Collón Curá reached 106% and of the Neuquén 114% of their historic averages, being rated as a normal-wet year.

- Fuel prices: Well-mouth price increase for gas according to resolution 208/2004 was not applied in May 2005, but the authority has informed that will be transferred to MEM prices since July 25, 2005. The fourth and last step of increase in prices supposed to be valid since July 2005 according to Res 208/2004 was applied in December 2005. During the July-September quarter, gas consumption by electricity plants fell by 21% and of fuel oil by 8%, compared to the previous quarter due to the increase in hydroelectric generation, especially during the first months of the period.

- Variation in demand: Domestic energy demand grew by 5.8% in 2005 compared to the previous year.

CHILE

- Hydrology: At December, the probability of excess accumulated precipitation in the hydrological year is 28.4%, representing a wet year for the system.

- Fuels risk: With the end of the winter natural gas restrictions have been reduced to minimum levels. During the last quarter of 2005, gas restrictions also remain in the north of Chile, affecting the Tal Tal plant by 0.9 MMm3/d, meanwhile in the center – south of Chile San Isidro don’t suffer important restrictions of its supply. However, the low economic dispatch of the San Isidro and Tal Tal plants in the fourth quarter, because of the strong hydrology on the SIC, has made it unnecessary to use the full volume available under the gas contracts, so these restrictions have not affected the normal operation of the plants.

- Variation in demand: Demand increased near 4.5% in the SIC and 2.7% in the SING during 2005

COLOMBIA

- Hydrology: The group companies’ level of contracts makes their exposure to hydrology risk relatively low. The total contributions of the SIN from January to December 2005 were 94% of average, being a normal-dry year. For Guavio and Betania, the tributaries in 2005 were 92% and 95% respectively (normal-dry conditions for both basins).

- Devaluation risk: During 2005, the exchange rate has appreciated which has benefited revenues on group contracts as the tariff in these contracts is monomic and signed in Colombian pesos.

- Variation in demand: Demand increased near 3.8% during 2005

PERU

- Hydrology: The Endesa gro up is a net seller on the spot market so the risk of dry hydrological conditions is low. Flows in the rivers Junín-Mantaro, Tulumayo and Tarma were 71%, 56% and 81% of average, corresponding to a dry year. The tributaries of the River Rimac were 91%, corresponding to a semi-dry year.

- Fuels price: The international oil price directly affects the price of the liquid fuels used by most of the thermal plants, so energy prices in the system are strongly affected and the value of signed contracts diminishes.

- Variation in demand: Demand increased over 5.0% in during 2005

Exchange and interest rate risk analysis

The company has a high percentage of its loans denominated in US dollars as most of its sales in the different markets where it operates show a high degree of indexation to that currency. The markets in Brazil and Colombia show a lower indexation to the dollar so the subsidiaries in those markets have larger borrowings in local currency.

The company, in a scenario of high dollar volatility, has continued with its policy of partially hedging its dollar liabilities in order to attenuate the fluctuations in its results caused by exchange rate variations. In view of the important reduction in the mis-matched accounting position in recent years, which has reached prudent levels, the company has modified its Dollar-Peso hedging policy by setting a maximum accounting mis-match position over which hedging transactions are made.

At December 31, 2005, the company in consolidated terms has no dollar-peso forward contracts in Chile, compared to US$53 million dollar-peso forward contracts at the same date last year. This change is mainly due to the decrease in the mis-matched position.

Regarding the interest rate risk, the company has a proportion of fixed to variable rate debt of approximately 93% / 7 % at December 31, 2005. The percentage at fixed rates has slightly decreased compared to the 90% / 10 % fixed / variable percentages at December 31 2004, thus reducing the interest-rate fluctuation risk.

Business Information Main Operating Figures in GWh

Table 10

As of Dec. 2005	Costanera	Chocón	Cachoeira (1)	Betania	Emgesa	Edegel	TOTAL CHILE

Total generation	8,401.8	3,930.7	2,644.8	2,100.9	9,763.3	4,516.3	18,763.8

Hydroelectric generation	-	3,930.7	2,644.8	2,100.9	9,534.9	4,094.6	15,761.7

Thermal electric generation	8,401.8	-	-	-	228.3	421.8	3,002.1

Purchases	125.3	182.3	252.7	636.1	2,703.1	245.8	2,268.4

Purchases to related companies -
generators	-	-	-	18.0	-	-	6,916.4

Purchases to others generators	-	-	-	13.2	87.9	111.4	842.9

Purchases at spot	125.3	182.3	252.7	604.8	2,615.2	134.3	1,425.5

Transmission losses or pump
consumption	-	-	-	-	86.5	162.2	301.7

Total electricity sales	8,465.7	4,113.0	2,897.5	2,737.0	12,358.2	4,599.9	20,730.5

Sales at regulated prices	-	-	1,928.8	432.1	2,331.2	978.4	6,343.3

Sales to related companies others
activities (regulated prices)	-	-	-	1,000.5	2,932.8	1,027.2	4,232.0

Sales at unregulated prices	652.7	743.6	664.1	31.2	3,071.9	1,760.1	4,797.3

Internal sales (unregulated prices)	530.0	401.2	-	-	-	-	-

Sales at spot marginal cost	7,283.0	2,968.2	304.6	1,273.1	4,004.4	834.2	5,357.9

Sales to related companies generators	-	-	-	-	18.0	-	6,916.4

TOTAL SALES IN THE SYSTEM	87,779.6	87,779.6	336, 145.9	69,058.6	69,058.6	19,522.7	47,446.4

Market Share on total sales (%)	9.6%	4.7%	0.9%	4.0%	17.9%	23.6%	43.7%

As of Dec. 2004	Costanera	Chocón	Cachoeira	Betania	Emgesa	Edegel	TOTAL CHILE

Total generation	7,859.0	3,430.7	3,262.2	1,853.2	10,028.0	4,136.0	16,797.0

Hydroelectric generation	-	3,430.7	3,262.2	1,853.2	9,959.6	3,890.6	12,462.0

Thermal electric generation	7,859.0	-	-	-	68.4	245.5	4,335.0

Purchases	113.9	198.7	639.8	680.4	2,687.4	239.4	1,914.0

Purchases to related companies -
generators	-	-	-	-	-	-	6,158.0

Purchases to others generators	-	-	-	-	142.9	121.0	1,113.0

Purchases at spot	113.9	198.7	639.8	680.4	2,544.5	118.4	801.0

Transmission losses or pump
consumption	-	-	-	-	101.4	47.9	250.0

Total electricity sales	7,972.9	3,630.4	3,902.0	2,533.5	12,614.1	4,327.6	18,461.0

Sales at regulated prices	-	-	2,853.6	364.7	2,006.5	478.8	10,386.0

Sales to related companies others
activities (regulated prices)	-	-	-	842. 6	3,580.2	1,109.9	-

Sales at unregulated prices	560.8	662.8	544.7	-	2,941.6	1,754.5	4,884.0

Internal sales (unregulated prices)	305.2	325.9	-	-	-	-	-

Sales at spot marginal cost	7,106.9	2,641.7	503.7	1,326.2	4,085.8	984.4	3,191.0

Sales to related companies generators	-	-	-	-	-	-	6,158.0

TOTAL SALES IN THE SYSTEM	82,969.4	82,969.4	323,631.0	65,093.2	65,093.2	18,591.0	45,842.0

Market Share on total sales (%)	9.6%	4.4%	1.2%	3.9%	19.4%	23.3%	40.3%

(1) includes only the result of the period January – September 2005 of Cachoeira Dourada, considering the ceased consolidation of company since October 2005

Business Information Main Operating Figures in GWh

Table 10.1

As of Dec. 2005	Endesa	Pangue	Pehuenche	San Isidro	Endesa SIC	Endesa SING	TOTAL CHILE

Total generation	10,903.0	2,241.0	4,059.5	1,177.5	18,381.0	382.8	18,763.8

Hydroelectric generation	9,461.2	2,241.0	4,059.5	-	15,761.7	-	15,761.7

Thermal electric generation	1,441.8	-	-	1,177.5	2,619.3	382.8	3,002.1

Purchases	6,959.2	97.4	-	1,564.5	1,704.7	563.7	2,268.4

Purchases to related companies -
generators	6,103.4	97.4	-	715.6	6,916.4	-	6,916.4

Purchases to others generators	842.9	-	-	-	842.9	-	842.9

Purchases at spot	12.9	-	-	848.9	861.8	563.7	1,425.5

Transmission losses or pump
consumption	235.1	17.9	39.8	5.0	297.7	4.0	301.7

Total electricity sales	17,627.1	2,320.5	4,019.7	2,737.1	19,788.0	942.5	20,730.5

Sales at regulated prices	6,116.3	-	112.5	114.4	6,343.3	-	6,343.3

Sales to related companies others
activities (regulated prices)	4,232.0	-	-	-	4,232.0	-	4,232.0

Sales at unregulated prices	3,037.1	0.7	117.4	699.6	3,854.8	942.5	4,797.3

Internal sales (unregulated prices)	-	-	-	-	-	-	-

Sales at spot marginal cost	3,426.9	-	1,839.4	91.6	5,357.9	-	5,357.9

Sales to related companies
generators	814.7	2,319.8	1,950.4	1,831.5	6,916.4	-	6,916.4

TOTAL SALES IN THE SYSTEM	35,900.1	35,900.1	35,900.1	35,900.1	35,900.1	11,546.3	47,446.4

Market Share on total sales (%)	46.8%	0.0%	5.8%	2.5%	55.1%	8.2%	43.7%

As of Dec. 2004	Endesa	Pangue	Pehuenche	San Isidro	Endesa SIC	Endesa SING	TOTAL CHILE

Total generation	8,633.0	1,671.0	3,464.0	2,622.0	16,390.0	407.0	16,797.0

Hydroelectric generation	7,327.0	1,671.0	3,464.0	-	12,462.0	-	12,462.0

Thermal electric generation	1,306.0	-	-	2,622.0	3,928.0	407.0	4,335.0

Purchases	6,931.0	232.0	-	303.0	1,308.0	606.0	1,914.0

Purchases to related companies -
generators	5,813.0	232.0	-	113.0	6,158.0	-	6,158.0

Purchases to others generators	1,113.0	-	-	-	1,113.0	-	1,113.0

Purchases at spot	5.0	-	-	190.0	195.0	606.0	801.0

Transmission losses or pump
consumption	182.0	16.0	34.0	13.0	245.0	5.0	250.0

Total electricity sales	15,382.0	1,887.0	3,430.0	2,912.0	17,453.0	1,008.0	18,461.0

Sales at regulated prices	10,275.0	-	55.0	56.0	10,386.0	-	10,386.0

Sales to related companies others
activities (regulated prices)	-	-	-	-	-	-	-

Sales at unregulated prices	3,093.0	-	113.0	670.0	3,876.0	1,008.0	4,884.0

Internal sales (unregulated prices)	-	-	-	-	-	-	-

Sales at spot marginal cost	1,669.0	-	1,312.0	210.0	3,191.0	-	3,191.0

Sales to related companies
generators	345.0	1,887.0	1,950.0	1,976.0	6,158.0	-	6,158.0

TOTAL SALES IN THE SYSTEM	34,602.4	34,602.4	34,602.4	34,602.4	34,602.4	11,239.6	45,842.0

Market Share on total sales (%)	43.5%	0.0%	4.3%	2.7%	50.4%	9.0%	40.3%

Endesa Chile’s Operating Revenues and Expenses break down by country (Chilean GAAP)

Table 11

	Million Ch$		Thousand US$

	As of Dec. 2004	As of Dec. 2005	As of Dec. 2004	As of Dec. 2005	% Var

OPERATING REVENUES	1,069,838	1,123,039	2,087,489	2,191,295	5.0%

Energy sales revenues:	1,040,541	1,087,133	2,030,323	2,121,235	4.5%

Endesa Chile and subs. in Chile	456,590	514,201	890,907	1,003,319	12.6%
Costanera	122,944	117,269	239,890	228,818	(4.6%)
El Chocón	30,695	39,526	59,892	77,123	28.8%
Cachoeira	43,518	41,795	84,914	81,552	(4.0%)
Betania	37,193	39,034	72,573	76,163	4.9%
Emgesa	222,940	219,263	435,004	427,830	(1.6%)
Edegel	126,661	116,045	247,143	226,429	(8.4%)

Other revenues:	29,297	35,906	57,165	70,061	22.6%

Endesa Chile and subs. in Chile	27,826	33,827	54,295	66,004	21.6%
Costanera	-	-	-	-
El Chocón	-	-	-	-
Cachoeira	-	-	-	-
Betania	59	67	116	131	12.9%
Emgesa	256	394	499	768	53.9%
Edegel	1,156	1,619	2,255	3,158	40.0%

OPERATING EXPENSES	651,842	689,599	1,271,887	1,345,560	5.8%

Fixed Costs:	56,497	60,352	110,238	117,760	6.8%

Endesa Chile and subs. in Chile	31,827	33,066	62,101	64,519	3.9%
Costanera	5,726	7,525	11,173	14,682	31.4%
El Chocón	1,414	1,357	2,758	2,647	(4.0%)
Cachoeira	1,670	1,464	3,259	2,857	(12.3%)
Betania	1,291	1,483	2,518	2,893	14.9%
Emgesa	8,892	9,585	17,350	18,702	7.8%
Edegel	5,678	5,873	11,079	11,459	3.4%

Depreciation and Amortization:	177,045	171,140	345,454	333,931	(3.3%)

Endesa Chile and subs. in Chile	68,053	76,896	132,787	150,042	13.0%
Costanera	22,197	20,383	43,311	39,771	(8.2%)
El Chocón	13,851	12,297	27,027	23,995	(11.2%)
Cachoeira	16,459	11,323	32,115	22,093	(31.2%)
Betania	9,555	8,300	18,643	16,195	(13.1%)
Emgesa	26,975	23,979	52,633	46,789	(11.1%)
Edegel	19,956	17,961	38,938	35,046	(10.0%)

Variable Costs:	418,300	458,108	816,195	893,869	9.5%

Costanera	63,443	89,434	123,792	174,506	41.0%

El Chocón	8,730	10,258	17,033	20,016	17.5%
Cachoeira	8,756	6,831	17,085	13,329	(22.0%)
Betania	7,765	12,068	15,150	23,547	55.4%
Emgesa	79,357	77,613	154,843	151,440	(2.2%)
Edegel	40,441	31,572	78,909	61,603	(21.9%)
Fuels and Lubricants in Chile	50,391	61,477	98,324	119,956	22.0%
Energy purchases in Chile	54,987	64,960	107,292	126,751	18.1%
Other variable costs in Chile	104,430	103,895	203,767	202,721	(0.5%)

Endesa Chile’s Operating Income break down by country (Chilean GAAP)

Table 11.1

	Million Ch$		Thousand US$

	As of Dec. 2004	As of Dec. 2005	As of Dec. 2004	As of Dec. 2005	% Var

OPERATING REVENUES	1,069,838	1,123,039	2,087,489	2,191,295	5.0%

Endesa Chile and subs. in Chile	484,416	548,028	945,202	1,069,323	13.1%
Costanera	122,944	117,269	239,890	228,818	(4.6%)
El Chocón	30,695	39,526	59,892	77,123	28.8%
Cachoeira	43,518	41,795	84,914	81,552	(4.0%)
Betania	37,253	39,101	72,689	76,294	5.0%
Emgesa	223,195	219,657	435,503	428,598	(1.6%)
Edegel	127,817	117,663	249,398	229,587	(7.9%)

OPERATING EXPENSES	651,842	689,599	1,271,887	1,345,560	5.8%

Endesa Chile and subs. in Chile	309,688	340,294	604,270	663,989	9.9%
Costanera	91,366	117,341	178,275	228,959	28.4%
El Chocón	23,994	23,912	46,818	46,658	(0.3%)
Cachoeira	26,885	19,618	52,459	38,279	(27.0%)
Betania	18,610	21,851	36,312	42,635	17.4%
Emgesa	115,224	111,177	224,826	216,931	(3.5%)
Edegel	66,075	55,405	128,927	108,108	(16.1%)

OPERATING MARGIN	417,996	433,439	815,601	845,736	3.7%

Endesa Chile and subs. in Chile	174,728	207,734	340,932	405,334	18.9%
Costanera	31,578	(72)	61,615	(141)	(100.2%)
El Chocón	6,700	15,613	13,074	30,465	133.0%
Cachoeira	16,633	22,177	32,455	43,273	33.3%
Betania	18,643	17,250	36,376	33,659	(7.5%)
Emgesa	107,972	108,479	210,677	211,667	0.5%
Edegel	61,742	62,258	120,472	121,479	0.8%

GENERAL AND ADMINISTRATIVE
COSTS	35,686	38,578	69,630	75,273	8.1%

Endesa Chile and subs. in Chile	19,620	18,726	38,283	36,539	(4.6%)
Costanera	2,086	1,869	4,071	3,647	(10.4%)
El Chocón	575	759	1122	1481	32.0%
Cachoeira	1,804	3,608	3,520	7,039	100.0%
Betania	458	458	894	893	(0.1%)
Emgesa	3,436	4,724	6,704	9,217	37.5%
Edegel	7,706	8,434	15,037	16,457	9.4%

OPERATING INCOME	382,310	394,862	745,971	770,462	3.3%

Endesa Chile and subs. in Chile	155,108	189,008	302,650	368,796	21.9%
Costanera	29,491	(1,941)	57,544	(3,788)	(106.6%)
El Chocón	6,125	14,854	11,952	28,984	142.5%
Cachoeira	14,829	18,570	28,935	36,233	25.2%
Betania	18,185	16,793	35,483	32,766	(7.7%)
Emgesa	104,536	103,756	203,972	202,450	(0.7%)
Edegel	54,035	53,823	105,435	105,021	(0.4%)

INTERNATIONAL GENERATOR
CONTRIBUTION	227,202	205,854	443,321	401,667	(9.4%)

Endesa Chile’s Ownership Structure, as of December 31, 2005 Total Shareholders: 23,163. Total Shares Outstanding: 8,201,754,580

Table 12

Shareholder	% Holding

Enersis	59.98%
Chilean Pension Funds	20.55%
ADR’s	5.01%
Individuals	5.33%
Others	9.13%

Conference Call Invitation

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended December 31, 2005, on Friday , January 27, 2005, at 8:00 am (Eastern Time). To participate, please dial:

Conference Call Information:
Dial-In number: 1 (617) 213 88 32, international.
Dial-In number: 1 (866) 700 01 61
Passcode I.D.: 43058795

Replay Information:
Dial-In number: 1 (617) 801 68 88, international.
Dial-In number: 1 (888) 286 80 10
Passcode I.D.: 87164103

Please connect approximately 10 minutes prior to the scheduled starting time.

If you would like to take part in the Conference Call via the Internet and see an online presentation, or listen to a webcast replay of the call you may access www.endesachile.cl, (please note that this is a listen only mode)

This Press Release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in equity capital markets of the United States or Chile, an increase in market interest rates in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere, and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of their dates, Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: January 27, 2006	By:	/s/ RAFAEL MATEO ALCALA

Name: Rafael Mateo Alcalá
Title: Chief Executive Officer